Filed by Dreyer's Grand Ice Cream, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                 Subject Company: Dreyer's Grand Ice Cream, Inc.
                                                     Commission File No. 0-14190


On August 5, 2002, Dreyer's Grand Ice Cream, Inc., issued the following press release:


                    Dreyer's Grand Gets 2nd Request from FTC


OAKLAND, Calif.--(BUSINESS WIRE)--Aug. 5, 2002--Dreyer's Grand Ice Cream, Inc. (Nasdaq:DRYR) announced that on Friday August 2, 2002, the company and Nestle S.A. received a Request for Additional Information and Documentary Materials (a "Second Request") from the Federal Trade Commission in connection with the proposed transaction among Dreyer's Grand Ice Cream, Inc., Nestle Ice Cream Company, LLC and Nestle. The parties continue to work with the FTC in order to expedite the agency's review of the proposed transaction with the goal of closing of the transaction by year end.

Dreyer's Grand Ice Cream, Inc. manufactures and distributes a full spectrum of premium and superpremium ice creams. The company's products are marketed under the Dreyer's brand name throughout the western states and Texas, and under the Edy's(R) name throughout the remainder of the United States. Dreyer's (together with Edy's) is the best selling brand of packaged ice cream in the country. Internationally, the Dreyer's brand extends to select markets in the Far East and the Edy's brand to the Caribbean and South America. Brands currently manufactured and distributed by Dreyer's include Grand, Grand Light(R), Homemade, Dreamery(R), Whole Fruit(TM) Sorbet, M&M/Mars, Starbucks(R), Godiva
(R) and Healthy Choice(R). For more information on the company, please visit www.dreyersinc.com.

Forward-Looking Statements

Certain statements contained in this press release are forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties at the time such statements are made in any SEC filing, press release, conference call or webcast, or are recorded for later audio replay. Such known and unknown risks and uncertainties may cause the company's actual actions or results to differ materially from those contained in the forward-looking statements. Specific factors that might cause such a difference include, but are not limited to, the following: the company's ability to achieve efficiencies in its manufacturing and distribution operations without negatively affecting sales; the cost of energy used in manufacturing and distribution; the cost of dairy raw materials and other commodities used in the company's products; competitors' marketing and promotion responses; market conditions affecting the prices of the company's products; the company's ability to increase sales of its own branded products; and responsiveness of both the trade and consumers to the company's new products and marketing and promotional programs. In addition, investors and security holders are urged to read the Proxy Statement/Prospectus to be filed by the company in connection with the Nestle transaction referenced above. No assurances can be made that a business combination with Nestle will occur.

Investors and security holders may obtain a free copy of the proxy statement/ prospectus (when it becomes available) and other documents filed by Dreyer's with the SEC at the SEC's web site at www.sec.gov. The proxy statement/ prospectus and these other documents may also be obtained free of charge from Dreyer's by directing a request to:


    Dreyer's Grand Ice Cream, Inc.
    Attn: Investor Relations
    5929 College Avenue
    Oakland, California 94618-1391


Note to Editors: Edy's, the Dreyer's and Edy's logo design, Dreamery, Grand Light, Homemade, Whole Fruit, are all trademarks or tradenames of Dreyer's Grand Ice Cream, Inc. All other trademarks and tradenames are owned by their respective companies.


    CONTACT: Dreyer's Grand Ice Cream, Inc.
             Dori Bailey, 510/601-4241 (Media)
             C. Scott Webster, 510/450-4545 (Investors)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties, some of which are contained in filings made by Dreyer's Grand Ice Cream, Inc. ("Dreyer's") with the Securities and Exchange Commission ("SEC"),that could cause actual results to differ materially from those described in the forward-looking statements.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by Dreyer's with the SEC at the SEC's web site at www.sec.gov. The proxy statement/ prospectus and these other documents may also be obtained free of charge from Dreyer's by directing a request to 5929 College Avenue, Oakland, California 94618, Attn: Investor Relations.

Dreyer's and its officers and directors may be deemed to be participants in the solicitation of proxies from Dreyer's shareholders with respect to these transactions. Information regarding such officers and directors is included in Dreyer's proxy statment for its 2002 annual meeting of shareholders filed with the SEC on April 8, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or from Dreyer's as described above.